UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)   ☐ Form 10-KSB   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR
For Period Ended:  March 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CSR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

eLuxuryHouse, Inc.
Full name of Registrant

Address of Principal Executive Offices
160 Franklin Street, Suite 201
(Street and Number)
Oakland, California 94607
(City, State, and Zip Code)

PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)     ☒

(a)           The reasons described in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)           The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)           The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE

eLuxuryHouse could not file its Quarterly Report on Form 10-Q for the three months ended March 31, 2009 within the prescribed period because additional information is needed to complete its financial statements for that fiscal quarter.

eLuxuryHouse expects that its accountants will be able to complete the financial statements, and that eLuxuryHouse will be able to file its Form 10-Q by the fifth calendar day following the prescribed due date.

PART IV-OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Eduardo Axtle, Jr., Treasurer	(510)	414-9640
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify reports(s) ☒ Yes ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflect by the earnings statements to be included in the subject report or portion thereof? ☐ Yes  ☒ No

eLuxuryHouse, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

eLuxuryHouse, Inc.

Date: May 13, 2009	By	/s/ Eduardo A. Axtle, Jr.
Eduardo A. Axtle, Jr.,
Treasurer